UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Continental Resources, Inc.

(Name of Subject Company)

Continental Resources, Inc.

(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number of Class of Securities)

Jim Webb

Senior Vice President, General Counsel, Chief Risk Officer and Secretary

20 N. Broadway

Oklahoma City, Oklahoma 73102

(405) 234-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

David P. Oelman

Michael S. Telle

Stephen Gill

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

(713) 758-2222

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to a proposed tender offer by Harold G. Hamm, on behalf of himself, the Harold G. Hamm Trust and certain trusts established for the benefit of Mr. Hamm’s family members (collectively, the “Hamm Family”), to acquire for cash all of the issued and outstanding shares of common stock, $0.01 par value, of Continental Resources, Inc. (“Continental”), other than shares of Common Stock owned by the Hamm Family and shares of Common Stock underlying unvested equity awards issued under Continental’s long-term incentive plans, at a price of $70.00 per share:

☐	Exhibit 99.1—Press Release of Continental Resources, Inc., dated June 14, 2022

☐	Exhibit 99.2—Email communication from Harold G. Hamm to employees of Continental Resources, Inc. distributed June 14, 2022

☐	Exhibit 99.3—Email communication from William B. Berry to employees of Continental Resources, Inc. distributed June 14, 2022

Notice to Investors

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of common stock of Continental. No agreement exists with respect to the proposed tender offer described in this document and no such tender offer has been commenced. At the time a tender is commenced, if at all, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission (SEC). The solicitation of offers to buy shares of Continental’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Investors and Continental’s shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement that will be filed by Continental regarding the tender offer when they become available as they will contain important information. Investors and shareholders may obtain free copies of these statements (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials (when available) may be obtained for free by directing such requests to the information agent named in the tender offer materials. The solicitation/recommendation statement and related documents (when available) may be obtained by directing such requests to Continental’s Investor Relations at +1-405-234-9620 or Rory.Sabino@CLR.com.

Cautionary Statement for the Purpose of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements included in this communication and the accompanying press release other than statements of historical fact, including, but not limited to, forecasts or expectations regarding the proposed tender offer, the formation of a special committee of independent directors and the negotiation and consummation of any transaction in respect of the proposal are forward-looking statements. Forward-looking statements are based on current expectations and assumptions about future events and currently available information as to the outcome and timing of future events. Such statements are inherently subject to numerous business, economic, competitive, regulatory and other risks and uncertainties, most of which are difficult to predict and many of which are beyond Continental’s control. No assurance can be given that such expectations will be correct or achieved or that the assumptions are accurate or that any transaction will ultimately be consummated. The risk and uncertainties include, but are not limited to, commodity price volatility; the geographic concentration of Continental operations; financial market and economic volatility; the effects of any national or international health crisis; the inability to access needed capital; the risks and potential liabilities inherent in crude oil and natural gas drilling and production and the availability of insurance to cover any losses resulting therefrom; difficulties in estimating proved reserves and other reserves-based measures; declines in the values of our crude oil and natural gas properties resulting in impairment charges; our ability to replace proved reserves and sustain production; our ability to pay future dividends or complete share repurchases; the availability or cost of equipment and oilfield services; leasehold terms expiring on undeveloped acreage before production can be established; our ability to project future production, achieve targeted results in drilling and well operations and predict the amount and timing of development expenditures; the availability and cost of transportation, processing and refining facilities; legislative and regulatory changes adversely affecting our industry and our business, including initiatives related to hydraulic fracturing and greenhouse gas emissions; increased market and industry competition, including from alternative fuels and other energy sources; and the other risks described under Part I, Item 1A. Risk Factors and elsewhere in Continental’s Annual Report on Form 10-K for the year ended December 31, 2021, registration statements and other reports filed from time to time with the SEC, and other announcements Continental makes from time to time. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which such statement is made. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, Continental’s actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Except as otherwise required by applicable law, Continental undertakes no obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or circumstances after the date of this report, or otherwise.